Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

AMBIQ MICRO, INC.

Fumihide Esaka hereby certifies that:

ONE: The name of this corporation is Ambiq Micro, Inc., a Delaware corporation (the “Corporation”), and the date of filing the original Certificate of Incorporation of the Corporation (the “Current Certificate”) with the Secretary of State of the State of Delaware was January 20, 2010.

TWO: He is the duly elected and acting Chief Executive Officer of the Corporation.

THREE: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions amending its Current Certificate as follows:

The following is hereby inserted into Article IV of the Current Certificate immediately before the first sentence therein:

“Effective upon the filing of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 28 shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one share of Common Stock without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation’s Board of Directors. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock affected thereby. All rights, preferences and privileges of the Common Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation.”

FOUR: All other provisions of the Current Certificate shall remain in full force and effect.

FIVE: The foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

SIX: The foregoing amendment to the Current Certificate was duly adopted in accordance with the provisions of Section 242 of the DGCL.

SEVEN: This Certificate of Amendment, and the amendment to the Current Certificate contained herein, shall be effective at 5:00 p.m. Eastern Time, on July 18, 2025.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on July 18, 2025.

AMBIQ MICRO, INC.

By:	/s/ Fumihide Esaka
Name:	Fumihide Esaka
Title:	Chief Executive Officer